Exhibit (a)(4)

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FOR IMMEDIATE RELEASE

MacKenzie Patterson Fuller, LP announces an extension of the tender offer for Realmark Property Investors Limited Partnership - II

Moraga, Calif. (Market Wire)--August 3, 2007-- The Purchasers affiliated with MacKenzie Patterson Fuller, LP which are identified in the tender offer for
Realmark Property Investors Limited Partnership - II have extended the expiration date with respect to their tender offer for units of limited partnership interests (the "Units") in Realmark Property Investors Limited Partnership - II (the "Partnership"), through August 18, 2007.

As of the date hereof, a total of 179 Units have been tendered by Unitholders and not withdrawn. No other Units have been tendered to date.

Unitholders should read the Offer to Purchase and the related materials carefully because they contain important information. Unitholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Supplemental Letter to Unitholders, the Letter of Transmittal, and other documents that the company has filed with the U.S. Securities and Exchange Commission at the commission's website at www.sec.gov. Unitholders also may obtain a copy of these documents, without charge, from our website at www.mpfi.com (click on MPF Tenders), or by calling toll free at 800-854-8357.

Contact: Christine Simpson, 800-854-8357 x. 224
MacKenzie Patterson Fuller, LP
1640 School Street, Suite 100
Moraga, California 94556